UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   G84385 10 6
                                 (CUSIP Number)

                                   DR. FAN DI
                UNITS 3207-08, 32/F., WEST TOWER, SHUN TAK CENTRE
                168-200 CONNAUGHT ROAD CENTRAL, HONG KONG, CHINA
                                 (852) 2255 0639
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 31, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G84385 10 6                                                PAGE 2 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSONS  CHINA MERCHANTS DICHAIN (ASIA)
                       LIMITED

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)

--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       HONG KONG
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      14,510,562
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      14,510,562
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       14,510,562
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.5%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. G84385 10 6                                                PAGE 3 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS         DICHAIN SYSTEMS LIMITED

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)

--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       HONG KONG
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      148,349,250
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      148,349,250
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       148,349,250
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       56.2%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. G84385 10 6                                                PAGE 4 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS                      DR. FAN DI

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)

--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       PF
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CHINESE CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   115,800
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      162,859,812
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      115,800
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      162,859,812
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       162,975,612
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       61.7%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              4 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. G84385 10 6                                                PAGE 5 OF 7

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this "STATEMENT") relates to the Common Shares, no par value ("COMMON SHARES"), of China Technology Global Corporation (former name: DF China Technology, Inc.), a corporation incorporated in the British Virgin Islands (the "ISSUER"). The address of the principal executive office of the Issuer is Unit 3207-08, 32/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed jointly on behalf of China Merchants DiChain (Asia) Limited ("CMDA"), DiChain Systems Limited ("DSL"), and Dr. FAN Di (collectively identified hereinafter as the "REPORTING PERSONS").

Each of CMDA and DSL are corporations organized under the laws of Hong Kong Special Administrative Region. The principal business of each of the foregoing entities is investment holdings.

The principal occupation of Dr. FAN Di is serving as company director. Dr. FAN is the Chairman, Chief Executive Officer, and Executive Director of the Issuer. Dr. FAN is a citizen of the People's Republic of China.

The business address of each Reporting Person is Units 3207-08, 32/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, China.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 25, 2004, DSL entered into an Agreement for the Exchange of Common Stock (the "AGREEMENT") with the Issuer through which the Issuer acquired DSL's ownership in DiChain Software Systems (Shenzhen) Ltd. in exchange for 134,503,320 shares of the Issuer's common stock.

On March 31, 2005, the Issuer issued  13,328,624  shares of common stock to CMDA
to  pay   indebtedness   owed  to  CMDA  in  the   amount   of   HK$9,356,693.79
(US$1,199,576).

On March 31, 2005, Dr. FAN purchased 115,800 shares of common stock in the market for $19,410.

ITEM 4.  PURPOSE OF TRANSACTION.

DSL acquired the common shares to effect the Agreement with the Issuer. CMDA acquired the common shares to retire the debt owed to it by the Issuer. Dr. FAN acquired the common shares for investment.

The Reporting Persons presently have no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons will continue to evaluate their options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 31, 2005, DSL owned of record 148,349,250 (56.2%) of the Issuer's common shares. CMDA owned of record 14,510,562 (5.5%) of the Issuer's common shares. Dr. FAN owned 115,800 of the Issuer's common shares. As DSL and CMDA are subsidiaries of DiChain Holdings Limited ("DHL") and Dr. FAN is a director of DHL, Dr. FAN beneficially owned 162,975,612 shares, which represented 61.7% of the class.

CUSIP NO. G84385 10 6                                                PAGE 6 OF 7


(b) As of March 31, 2005, as DSL and CMDA are subsidiaries DHL and Dr. FAN is a director of DHL, DSL and Dr. FAN shared the power to vote and dispose of 148,349,250 shares, CMDA and Dr. FAN shared the power to vote and dispose of 14,510,562 shares, and Dr. FAN had the sole power to vote and dispose of 115,800 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, none of the Reporting Persons had any transactions in the Issuer's common shares, except as described above in Item 3.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares beneficially owned by the Reporting Persons.

(e) The Reporting Persons continue to be the beneficial owners of more than five percent of the Issuer's outstanding Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Agreement of Joint Filing


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2005

                                  China Merchants DiChain (Asia) Limited


                                  By: /s/ WAI KIT YU
                                     -------------------------------------------
                                        YU, Wai Kit, Company Secretary

                                  DiChain Systems Limited


                                  By:  /s/ DR. DI FAN
                                     -------------------------------------------
                                        Dr. FAN Di, Director


                                       /s/ DR. DI FAN
                                     -------------------------------------------
                                     Dr. FAN Di

CUSIP NO. G84385 10 6                                                PAGE 7 OF 7

                                    EXHIBIT 1
                            AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13D or Schedule 13G (or any amendment thereto) relating to the common stock of China Technology Global Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D or Schedule 13G.

Dated: April 8, 2005


CHINA MERCHANTS DICHAIN (ASIA) LIMITED


Signature:   /s/ WAI KIT YU
             --------------------------------------
                  YU, Wai Kit
                  Company Secretary

DICHAIN SYSTEMS LIMITED


Signature:    /s/ DR. DI FAN
              --------------------------------------
                  Dr. FAN Di
                  Director

Dr. FAN Di


Signature:    /s/ DR. DI FAN
              --------------------------------------
                  Dr. FAN Di